Exhibit 99.1
CNinsure Announces Shareholder Resolutions Adopted at 2008 Annual General Meeting
GUANGZHOU, China, December 18, 2008 — CNinsure Inc., (Nasdaq: CISG), a leading independent insurance intermediary company operating in China, today announced the results of its annual general meeting of shareholders held in Guangzhou on December 18.
At the annual general meeting, the share repurchase program proposed by the Company was adopted by the shareholders. Pursuant to the program, CNinsure is authorized but not obligated to repurchase up to US$20 million worth of its own American Depositary Shares (“ADSs”) by December 31st, 2009. The repurchases will be made from time to time on the open market or in negotiated transactions in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, subject to market conditions, the trading price of ADSs and other factors.
In addition, shareholders approved the amendments to the Company’s Articles of Association which authorizes the Board to approve and execute future repurchase of its own shares.
The company’s proposal related to the amendments of the 2007 Share Incentive Plan (“Plan”) was also adopted at the meeting. Under the amended 2007 Share Incentive Plan, the maximum number of ordinary shares reserved for future issuance pursuant to the Plan is 15% of the total ordinary shares outstanding after the closing of the Company’s initial public offering. Meanwhile, the Board was authorized to adjust the exercise prices of outstanding options, and decide all other matters in connection with the Plan, including but not limited to the cancellation or redemption of the outstanding awards. .
For more information regarding these resolutions, please review the 2008 Annual General Meeting Notice available at the company’s website: http://www.corpasia.net/us/CISG/irwebsite/.
About CNinsure Inc.
CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution channel reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

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Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in Chinese insurance industry, and its ability to compete effectively against its competitors. All information provided in this press release is as of December 18, 2008, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.
For more information, please contact:
Investor Relations Manager
Oasis Qiu
Tel:     +86-20-61222777-850
Email: qiusr@cninsure.net

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